U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14-F
Information Statement under Section 14(f)
of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number: 000-55729

Traqer Corp.
(Exact name of registrant as specified in its charter)

Nevada	47-3567136
(State or other jurisdiction of incorporation	(IRS Employer Identification Number)

No.7, Xiang’an Road, Dongsheng County, Zhongshan, Guangdong Province, China
(Address of Principal Executive Offices)

+86 0760-22826604
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share
(Title of Class)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL

We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Traqer Corp. (the "Company"), as of July 31, 2017, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the change in control of the Company and the addition of a new director.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and will be mailed to the stockholders on or about August 4, 2017.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

INTRODUCTION

On July 31, 2017, Bess Audrey Lipschutz and Shlomit Chaya Frommer (together, the “Sellers”) and JIANG Limei, AO Xiaomi, JIANG Lixin, CHEN Haopeng, CHEN Zhongsheng, ZHONG Ruiming, LAI Zhiming, CHEN Liming, FU Xiaobin, ZHENG Zhenyuan, LI Hongling, MAI Zhangying, ZENG Huaxiu, MAI Lichan, CHEN Lin, LIU Zhenping, JIANG Shimin, respectively  (collectively, the “Buyer”) entered into two Stock Purchase Agreements (together, the “Purchase Agreement”), pursuant to which the Sellers sold to the Buyer, and the Buyer purchased from the Sellers, 5,000,000 aggregate shares of the Company’s common stock (the “Shares”), which Shares represent 86.78% of the issued and outstanding shares of the Company’s common stock. The purchase was completed on July 31, 2017. The Buyer paid an aggregate of $340,506.25 for the Shares and the payment of current liabilities of the Company to the Sellers.  There are no arrangements or understandings by and among members of either the former or new control persons and their associates with respect to election of directors or other matters of the Company except that Mr. JIANG Limei (“JIANG”), has been appointed the sole Director of the Company, effective on forwarding this Schedule 14-F to Company shareholders and 10 days have passed.

Bess Audrey Lipschutz, Shlomit Chaya Frommer and Ajay Movalia have consented to resign as the Company’s Officers and Directors, and JIANG, age 46, was appointed as the Company’s Director, President, Secretary, and Treasurer to serve in such capacities until his successors are duly elected and qualified. Mrs. Lipschutz’s and Mrs. Frommer’s resignations as Directors will be effective 10 days after the mailing of this Schedule 14-F Information Statement to our shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our common stock is the only class of equity security that we have outstanding.  Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

On July 31, 2017, the Company had 5,761,500 shares of common stock issued and outstanding.  The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 31, 2017, with respect to each of our officers and directors, all of the directors and executive officers as a group and any other person known by us to beneficially own more than five percent of our common stock.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class

Directors and Executive Officers:

Bess Audrey Lipschutz (2)	0	0%

Shlomit Chaya Frommer (2)	0	0%

Ajay Movalia	0	0%

JIANG Limei	2,000,000	34.71%

All Directors and Executive Officers as a Group (3 individuals)	2,000,000	34.71%

5% or greater shareholders

JIANG Limei	2,000,000	34.71%

(1)	All ownership is beneficial and of record, unless otherwise indicated.
(2)	Resignation as a director will be effective on or about August 14, 2017.

MANAGEMENT

Information concerning our management follows.

Name	Age	Position

JIANG Limei	46	President, Secretary, Treasurer and Director

Bess Audrey Lipschutz	58	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

Shlomit Chaya Frommer	49	Director (resignation will be effective 10 days after this Schedule is sent to Company shareholders)*

*Estimated to occur on or after August 14, 2017.

The following is a brief summary of the background of the Company’s officer and future sole director including his principal occupation during the five preceding years.  He is not a financial expert as that term is defined by the Securities and Exchange Commission.  JIANG will serve as an officer and director until his successors are elected and qualified or until he is removed.

Mr. JIANG Limei, age 46, graduated from The Bureau Secondary School of Meitian Mineral Bureau of Guangdong Province in 1989.

In 1992, Mr. JIANG worked at Guangdong Meitian Mineral Bureau Cement Plant, as a sales director. As a sales director, he handled the daily operations and the supervision of the entire sales department. At the same time, he was the person-in-charge of cement production department. Since 1994, he has worked for Jiangmen Toyo Ink Co. Ltd as vice president, who is responsible for the daily operation and the sales distribution channel.

After 20 years’ experience in sales and operation, Mr. JIANG has been appointed as a Chief Executive Officer, President, Secretary, Treasure and Chairman of Board of Directors in July 2017.

Audit, Nominating and Compensation Committees

Our Board of Directors, currently comprised of three directors, and does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost associated with such committees has not been justified under our current circumstances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee.  The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level.  Currently the entire Board decides on nominees.

Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors.  We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws.  The only restrictions are those applicable generally under Nevada law and the federal proxy rules.  The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits.  Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Code of Ethics

The Company has not adopted a Code of Ethics. It plans to in the near future

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices. Communications addressed to the Board of Directors as a whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Our Board of Directors held no formal meetings during the fiscal years ended August 31, 2016 and 2015.  We have not adopted any policy with regard to Board members’ attendance at annual meetings of security holders.  No annual meeting of stockholders was held in 2016 or 2015, as we elected not to conduct the same in order to conserve operating capital.

EXECUTIVE COMPENSATION

Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to us by our principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal years ending August 31, 2016 and 2015. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Bess Audrey Lipschutz	2016	$2,500	$-	$2,500
CEO	2015	$0	$-	$0
Shlomit Chaya Frommer	2016	$1,667	$-	$1,667
CFO	2015	$0	$-	$0
______________

We have not had employment agreements with our officers.  We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our current officers.  We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of our directors received any compensation for service as a director during our fiscal year ended August 31, 2015.

Our Board of Directors does not have a “leadership structure” since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

The amount of compensation to be paid to our new President has not yet been determined.

Certain Relationships and Related Transactions, and Director Independence

Transactions with Officers and Directors

On December 15, 2015, the Company engaged Front Runner, Ltd., a related party, which specializes in online platforms and mobile applications to complete the back-end and reporting aspects of the SaaS software for total project fees of $120,000.  An initial non-refundable deposit of $10,000 was due to be paid upon execution of the agreement and $10,000 to be paid upon the execution of each of the ten milestones, with the remaining $10,000 balance to be paid upon final sign-off.  Most of the software was developed and $90,000 was paid to Front Runner for the development.

Perry Systems, Inc. (owned by Bess Lipschutz) advanced the Company $3,389 to fund operations, to be repaid in full on June 1, 2017. The loans bear no interest until the maturity date. Following the maturity date, the principal balance bears an annual interest rate of 4%.

Bess Lipschutz and Shlomit Frommer advanced the Company an additional $72,550 to fund operations for total loans of $219,550. The Company issued promissory notes for all the advances at various dates.  The loans bear no interest until the maturity date. If the debt remains unpaid following the maturity date, the principal balance will bear an annual interest rate of 3.5%.

Other than as described above, since January 1, 2015, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and
•
in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such filings furnished to us, we believe that all required filings have not been made.

LEGAL PROCEEDINGS

We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room.  Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Schedule 14-F Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Traqer Corp.

Dated:  August 4, 2017
By: /s/ JIANG Limei
Name: JIANG Limei